TARA GARDNER / SHIVA RODRIGUEZ

(Known professionally as "Shiva Rodriguez" since 1999.)

Email: ShivaRodriguez@gmail.com

FILM

2017	"The Family Way: Coming Home" (aka "Coming Home")	Director, Co-writer, and Co-producer	Rogue Chimera Films
2017	"Hungryland"	Special effects, 2nd Unit Director	Dormi & Goldberg Productions
2016	"The Figure"	Director, Co-writer	Siren Productions Media
2016	"Real People (not actors)"	Director, Co-writer	Siren Productions Media
2016	"Turtlepocalypse!"	Director	Siren Productions Media
2016	*One Night of Fear*	Special effects	Caisson Films
2016	"My Sister's Shoes"	Special effects	Wicked Window Productions
2016	*Love At First Night*	Special effects makeup	Eric Weece Productions
2016	*Eat It All*	Special effects	Evil Flix
2016	*Death-scort Service*	Prop fabricator	Gatorblade Films
2015	*Dangerous People*	Special effects	Mo Lei Tau Productions
2015	*Sitter*	Special effects	LO Pictures
2015	"Monsters"	Special effects, Mask fabricator	Isiah Miller
2015	"The Entity"	Creature fabrication / Costume	Trevor Nadeau
2014	"Adahy Tohopka"	Special effects	Change Films
2014	"Green From The Grave"	Special effects, 2nd Unit Director	FDMC Media
2014	"Harbinger"	Special effects	Helix Media
2014	*Franklin: A Symphony of Pain*	Mask fabrication	Lavender Handle Collective
2014	"Smart TV"	Special effects makeup	Emma Rose Productions
2013	*Predatory Moon*	Director, Writer, Special effects, Co-producer	Siren Productions Media
2013	"Angel"	FX prop fabrication	Helix Media
2013	"Of Dice and Men: The Musical"	Special effects	Helix Media
2013	"Lean Times"	Special effects	Florida Independent Filmmakers.
2012	*Rough Cut*	Special effects	Reaper Films
2012	"Standing Up"	Special effects	Thirteenth Floor Media, Inc.
2012	"Hide"	Technical advisor (special effects)	RnD Entertainment Studios
2012	"Affirmation"	Special effects	Whiteboard Pictures
2011	"Who Stabbed Reno England?"	Special effects	RnD Entertainment Studios
2011	*The Housewife Slasher*	Special effects makeup	Reaper Films
2011	"Snap"	Technical advisor (special effects)	RnD Entertainment Studios
2011	"Justifiable Circumstances"	Special effects	RnD Entertainment Studios
2010	*Psycho Chicks Anonymous*	Co-producer, Co-writer, Art director	Siren Productions Media

2010	"TRU LUV"	Special effects	RnD Entertainment Studios
2010	"Intervention"	Writer, Co-producer, Special effects	Siren Productions Media
2010	"Jasper Man"	Special effects, Creature fabrication	RnD Entertainment Studios
2009	"Interview"	Co-producer, Art director, Special effects	Siren Productions Media
2008	"Monster Safari, Episode One"	Co-producer, Writer, Special effects	Siren Productions Media
2008	"Misabella"	Special effects makeup	Stephen Burns
2008	"Coffee"	Co-producer, Writer, Special effects	Siren Productions Media
2008	"Scene"	Co-Producer, Art director	Siren Productions Media

TV / WEB SERIES / VIDEO

2017	*Hunters* (Web Series)	Fabricator	Wicked Window Productions
2012	*Moonie VS The Spider Queen* (Video Series)	Costume fabricator	Ni-Cola Entertainment
2011-2012	*HorrorScapes* (TV)	Special effects, Makeup, Costume fabrication	POV Concepts
2009	*If Only She Knew* (Music Video)	Key makeup	Action Productions/TNT & Javion

THEATRE / LIVE ATTRACTION

2001-2003	*The Steel Beauties Combat Show*	Producer, Special effects, Stunts	Siren Productions
2001	*The Witchfinder Show*	Producer, Special effects, Stunts	Siren Productions
1999- 2000	*An Evening at the Grand Guignol*	Producer, Art director	Siren Productions
1998-1999	*Psydshow*	Producer, Art director	Siren Productions
1995-1998	*Terror on Church Street* (Attraction)	Wardrobe Supervisor	Orlando Monsters, Inc.
1993-1994	*Auntie's Haunted Hayride*	Set designer, Special effects makeup	Perry County
1989-1992	*Rocky Horror Revue Show*	Costumes, Actor	Just "A" Performing Company
1988-2007	*Seasonal Haunted Houses*	Special effects, Costume fabrication	Freelance work - Various charities and organizations.

OTHER

2011	The Gallows Flower (Novel)	Writer	Diabolical Publications
2003 - 2006	Lust Magazine (E-zine)	Columnist, Writer, Art, & Co-Editor	Lust Magazine Publications

AWARDS

2017	Best Director	"The Family Way: Coming Home" (film)	AAB International Film Festival - June
2017	Best Horror/Thriller.	The Family Way (screenplay)	Chicago Genre Screenplay Competition
2017	First Place Winner	The Family Way (screenplay)	Chicago Genre Screenplay Competition
2017	Best Horror	"The Family Way: Coming Home" (film)	U.K. Monthly Film Festival - June
2017	Silver Award	"The Family Way: Coming Home" (film)	Spotlight Horror Awards

2016	Bronze Award	*Predatory Moon* (film)	Spotlight Horror Awards
2016	Bronze Award	"The Figure" (film)	Spotlight Horror Awards
2014	Best Special Effects	"Harbinger" (film)	Zombie Film Challenge

PROFESSIONAL SKILLS:
Directing, screen-writing, special effects (practical effects), weapon fabrication and effects, special effects makeup and prosthetics, stage combat (weapons), creature fabrication, set design and dressing, costume design and construction, and prop fabrication.

OTHER SKILLS:
General management skills, creative problem-solving abilities, gives attention to tedious details and is extremely organized. Experience in many aspects of film and stage production including producing, casting, production coordination, and project development.

EDUCATION:
Mostly self-taught, but took classes in television production, art, interior design, and drama/theatre. Took Dick Smith's short/refresher course in film makeup in 2007. Occasionally takes online courses through the Stan Winston School for advanced special effects.

ADDITIONAL INFORMATION:
Co-Produced two feature films and several short films with Siren Productions Media, but requested not to be credited on-screen as a producer.

REFERENCES:
Available upon request.